UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39902

RLX Technology Inc.

19/F, Building 1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – RLX Technology Announces Unaudited Second Quarter 2021 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RLX Technology Inc.

By	:	/s/ Chao Lu
Name	:	Chao Lu
Title	:	Chief Financial Officer

Date: August 20, 2021